# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIFECORE BIOMEDICAL, INC. \DE\, CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001839882-24-038686
Filed by CIK 0001569725

## Reporting persons
- David Capital Partners, LLC: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 1,803,000; shared voting power 0; sole dispositive power 1,803,000; shared dispositive power 0; aggregate amount beneficially owned 1,803,000 (4.87% of the class)
  Comment: Percentage reported in row (11) based on 37,025,331 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 26, 2024, based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("Commission") on January 2, 2025.
- David Capital Partners Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,803,000; shared voting power 0; sole dispositive power 1,803,000; shared dispositive power 0; aggregate amount beneficially owned 1,803,000 (4.87% of the class)
  Comment: Percentage reported in row (11) based on 37,025,331 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 26, 2024, based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("Commission") on January 2, 2025.

## Item 1. Issuer
Name of issuer: LIFECORE BIOMEDICAL, INC. \DE\
Address of issuer's principal executive offices: 3515 Lyman Boulevard Chaska, Minnesota 55318

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by David Capital Partners, LLC, a Delaware Limited Liability Company and Investment Manager ("David Capital") and a Delaware Limited Partnership, David Capital Partners Fund, LP (each, a "Reporting Person" and, together, the "Reporting Persons").David Capital directly holds 1,803,000 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control ofthe Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 737 N. Michigan Avenue, Suite 1405, Chicago, Illinois 60611.
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: 4.87%
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- David Capital Partners, LLC: Adam J. Patinkin, Managing Member (02/04/2025)
- David Capital Partners Fund, LP: Adam J. Patinkin, Managing Member of David Capital Partners, LLC, the (02/04/2025)